Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

China Unicom Limited has completed its acquisition of China Unicom International Limited.

Reference is made to the announcement by China Unicom Limited (the Company) dated 28 July 2004 regarding the acquisition by the Company of the entire issued share capital in China Unicom International Limited (the Acquisition). The board of directors of the Company (the Board) is pleased to announce that the completion of the Acquisition has taken place on 16 September 2004.

The Board of Directors of the Company comprises of:

Executive Directors: Wang Jianzhou, Tong Jilu, Zhao Le, William Lo Wing Yan and Ye Fengping

Non-executive Director: Liu Yunjie

Independent Non-executive Directors: Shan Weijian, Wu Jinglian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Linus Cheung Wing Lam

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 16 September 2004